Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$4,112	$5,111	$8,916	$9,004
General and administrative	2,147	1,915	3,742	3,197
Total operating expenses	6,259	7,026	12,658	12,201
Operating loss	(6,259)	(7,026)	(12,658)	(12,201)
Finance income	1,539	33	2,058	1,005
Finance expenses	(225)	(495)	(383)	(792)
Net loss before tax	(4,945)	(7,488)	(10,983)	(11,988)
Income tax benefit	177	669	424	1,076
Net loss for the period	$(4,768)	$(6,819)	$(10,559)	$(10,912)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(4,768)	$(6,819)	$(10,559)	$(10,912)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(11)	(57)	7	(28)
Tax on other comprehensive income	—	6	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	(1,592)	474	(2,212)	(284)
Other comprehensive income/(loss) for the period, net of tax	$(1,603)	$423	$(2,205)	$(312)
Total comprehensive loss	$(6,371)	$(6,396)	$(12,764)	$(11,224)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(6,371)	$(6,396)	$(12,764)	$(11,224)
Loss per share – basic and diluted	$(0.20)	$(0.36)	$(0.45)	$(0.59)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
		2022	2021

	Note	(USD in thousands)
ASSETS
Non-current assets
Intangible assets		$85	$93
Property and equipment		4,724	5,174
Government grants receivable, non-current		117	—
Tax receivables, non-current		401	—
Leasehold deposits, non-current		148	191
Total non-current assets		5,475	5,458
Current assets
Prepayments and other receivables		1,894	1,138
Deferred offering costs		87	—
Government grants receivable, current		528	563
Tax receivables, current		768	838
Cash and cash equivalents		25,252	32,166
Total current assets		28,529	34,705
TOTAL ASSETS		$34,004	$40,163
EQUITY AND LIABILITIES
Share capital	8	$3,844	$3,755
Other reserves		76,632	79,114
Accumulated deficit		(60,326)	(50,432)
Total equity		20,150	32,437
Non-current liabilities
Lease liabilities, non-current		1,967	2,206
Borrowings, non-current	5	7,338	1,044
Provisions		141	153
Total non-current liabilities		9,446	3,403
Current liabilities
Lease liabilities, current		292	314
Warrant liability	6	625	—
Borrowings, current	5	119	126
Trade payables		2,439	2,848
Other payables		933	1,035
Total current liabilities		4,408	4,323
Total liabilities		13,854	7,726
TOTAL EQUITY AND LIABILITIES		$34,004	$40,163

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437
Net loss for the period		—	—	—	(5,791)	(5,791)
Other comprehensive income		—	—	(602)	—	(602)
Share-based compensation	7	—	—	—	345	345
Equity at March 31, 2022		$3,755	$80,430	$(1,918)	$(55,878)	$26,389
Net loss for the period		—	—	—	(4,768)	(4,768)
Other comprehensive income		—	—	(1,603)	—	(1,603)
Issuance of shares for cash	8	28	—	—	—	28
Transaction costs paid in shares		61	(61)	—	—	—
Transaction costs		—	(216)	—	—	(216)
Share-based compensation	7	—	—	—	320	320
Equity at June 30, 2022		$3,844	$80,153	$(3,521)	$(60,326)	$20,150

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the period		—	—	—	(4,093)	(4,093)
Other comprehensive income		—	—	(729)	—	(729)
Tax effects on OCI		—	—	(6)	—	(6)
Share-based compensation	7	—	—	—	294	294
Issuance of shares for cash	8	484	29,516	—	—	30,000
Transaction costs		—	(4,705)	—	—	(4,705)
Equity at March 31, 2021		$3,132	$56,254	$(509)	$(31,078)	$27,799
Net loss for the period		—	—	—	(6,819)	(6,819)
Other comprehensive income		—	—	417	—	417
Tax effects on OCI		—	—	6	—	6
Share-based compensation	7	—	—	—	426	426
Equity at June 30, 2021		$3,132	$56,254	$(86)	$(37,471)	$21,829

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2022	2021

	(USD in thousands)
Operating activities:
Net loss for the period	$(10,559)	$(10,912)
Adjustments for non-cash items	(949)	(908)
Interest paid	(126)	(3)
Cash flow from operating activities before changes in working capital	(11,634)	(11,823)
Cash flow from changes in working capital:
Changes in net working capital	(1,742)	300
Net cash used in operating activities	(13,376)	(11,523)
Investing activities:
Investment in intangible assets	—	(60)
Purchase of property and equipment	(264)	(792)
Receipt of non-current financial assets – leasehold deposits	28	30
Net cash used in investing activities	(236)	(822)
Financing activities:
Proceeds from issuance of shares	28	27,900
Transaction costs related to issuance of shares	(221)	(2,605)
Proceeds from borrowings	7,849	—
Repayment of borrowings	(60)	—
Leasing installments	(158)	(78)
Net cash provided by financing activities	7,438	25,217
Net increase/ (decrease) in cash and cash equivalents	(6,174)	12,872
Cash and cash equivalents at January 1	32,166	5,834
Exchange rate adjustments on cash and cash equivalents	(740)	93
Cash and cash equivalents at June 30	$25,252	$18,799

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion uses its proprietary and scalable artificial intelligence, or AI, technology to decode the human immune system to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the three and six months ended June 30, 2022 and 2021, were approved, and authorized for issuance, by the Audit Committee of the board of directors on August 8, 2022.

Liquidity and Going Concern Assessment

We anticipate incurring additional losses until such time, if ever, we can complete our research and development (“R&D”) activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

On June 7, 2022 we entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of our ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. We are not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of June 30, 2022, we had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 2 of the audited financial statements as of and for the year ended December 31, 2021. As of January 1, 2022, the following accounting policy in respect to the Company’s loan and warrants with European Investment Bank (“EIB”) are in effect:

EIB Loan

All loans and borrowings are classified as financial liabilities and are initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. Further, considerations from the lender for other elements in the transaction are accounted for separately. After initial recognition, any such loans and borrowings are measured at amortized cost using the effective interest method, with the amortization recognized in finance costs.

In August 2020, we executed the EIB Loan Agreement, with EIB for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million, and €7.0 million (the “EIB Loan”). During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. We received the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The loan is initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. The loan is subsequently measured at amortized cost, with the unwinding of the discount recorded in finance costs over the life of the loan.

EIB Warrants

Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the Financial Instruments Standards (IAS) 32 and IFRS 9. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.

The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The redemption amount is equal to the current share price. The remeasurements are presented as finance expense or finance income.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at June 30, 2022 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2023)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)
●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 3. Significant Accounting Judgements, Estimates, and Assumptions

In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 7 below for additional information regarding share-based compensation.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 4. Significant Events in the Reporting Period

Impact from COVID-19

The Company continues to closely monitor the potential impact of COVID-19 on the 2022 financial results and cash flows and beyond.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of its ongoing research activities and human clinical trials. The Company has resumed business travel and has remained active and effective in the process of raising capital with institutional investors by conducting key meetings in person and on a virtual basis when appropriate. As of June 30, 2022, the Company has not experienced a materially negative impact from COVID-19 on the unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. The Company relies on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. As of June 30, 2022, the Company has not experienced a materially negative impact from Russia’s invasion of Ukraine on the unaudited condensed consolidated interim financial statements.

Note 5. Borrowings

Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. As of June 30, 2022, the Company is still in discussions with DTU on the actual costs incurred. For the three and six months ended June 30, 2022, interest expense related to the loan from lessor was immaterial.

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject for adjustment when the actual costs incurred are made available from DTU.

EIB Loan

In August 2020, the Company executed the EIB Loan, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million. Under the EIB Loan Agreement, the tranche balances are due six years from their respective disbursement dates.

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. For the three and six months ended June 30, 2022, interest expense related to the EIB Loan was $0.2 million and $0.2 million, respectively. The loan is repayable in full six years after drawing down.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Borrowings are summarized as follows (in thousands):

	June 30,	December 31,
	2022	2021
Loan from lessor	$1,015	$1,170
EIB Loan	6,442	—
Total Borrowings	7,457	1,170
Less: Borrowings, current portion	(119)	(126)
Total Borrowings, net of current portion	$7,338	$1,044

Note 6. Warrant Liability

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the present value of the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Consequently, the present value of the redemption amount is equal to the current share price.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the condensed consolidated interim statements of cash flows.

The following table sets forth the changes to the warrant liability:

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	(385)
Foreign currency translation	3
Carrying amount at June 30, 2022	$625

Note 7. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2020 expire on December 31, 2031. For the six months ended June 30, 2022 and 2021, the number of warrants as a percentage of outstanding ordinary shares was 11.0% and 11.8%, respectively.

On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following schedule specifies the granted warrants:

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants
Warrants granted as at December 31, 2021	2,732,618	DKK 7.53 (1)
Warrants exercised	(201,314)	USD 0.16
Warrants granted	100,000	USD 2.23
Warrants forfeited	(5,687)	USD 5.36
Warrants cancelled	—	—
Warrants granted as at June 30, 2022 (3)	2,625,617	USD 1.27 (2)
Warrants exercisable as at June 30, 2022	2,020,351	USD 0.44

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)
Warrants granted as at December 31, 2020	2,228,076	1
Warrants granted	63,809	1
Warrants forfeited	(7,566)	1
Warrants cancelled	(10,404)	1
Warrants granted as at June 30, 2021	2,273,915	1
Warrants exercisable as at June 30, 2021	—	—

(1)    December 31, 2021 USD-end rate used.

(2)    June 30, 2022 USD-end rate used.

(3)    Number of warrants exclude EIB Warrants referred to in Note 6.

During the six months ended June 30, 2022, the Company granted 100,000 warrants, of which 25,000 were granted to its Chief Operating Officer (“COO”) and 45,000 were granted to its Chief Financial Officer (“CFO”). All granted warrants will vest over 36 months.

Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2022. The warrants will be granted in December 2022 at the share price equal to the fair market value thereof on the date of grant and will vest 1/36 per month over 36 months beginning January 1, 2023. For the three and six months ended June 30, 2022, a service cost of $0.3 million and $0.7 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted. For the three and six months ended June 30, 2021, a service cost of $0.4 million and $0.7 million has been recognized respectively, based on the estimated fair value of the warrants granted.

Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following assumptions have been applied for the warrants issued during the six months ended June 30, 2022:

Expected term (in years)	6.5
Risk-free interest rate	2.43 – 3.54%
Expected volatility	85%
Share price	$1.71 – 3.03

Note 8. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended June 30, 2022:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2021	23,203,808	23,204
Exercised warrants, April 20, 2022	54,072	54
Capital increase at June 7, 2022	428,572	429
Exercised warrants, June 7, 2022	92,313	92
Exercised warrants, June 8, 2022	37,665	38
Exercised warrants, June 14, 2022	17,264	17
Share capital, June 30, 2022	23,833,694	23,834

Lincoln Park Purchase Agreement

On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, with each ADS representing one (1) ordinary share of the Company, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. As of June 30, 2022, the Company had issued and sold 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s’ commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of such date, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. Refer to Note 10 for further discussion of events related to the Purchase Agreement after the reporting period.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9. Commitments and Contingencies

Legal Proceedings

On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), the Company filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.

While it is too early to fully assess how the court will resolve this matter, it is the Company’s position that the Company and its employees are the sole inventors of the Invention. The Company believes that it has strong defenses against SSI’s claim and that SSI’s claim is without merit. The Company intends to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, the Company does not expect that it would have a material impact on its rights to use the Invention in the development and commercialization of EVX-01, as the Company believes that such rights are covered by its current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent the Company from developing and commercializing its EVX-01 product candidate.

Note 10. Events After the Reporting Period

Selling Shareholder Registration Statement

On July 7, 2022, the Company filed a “selling shareholder” registration statement with the U.S. Securities and Exchange Commission (“SEC”) related to the Purchase Agreement with Lincoln Park as the selling shareholder, referenced in Note 8 above, through which the Company registered 4,649,250 ordinary shares represented by ADSs for resale to the public by Lincoln Park. Each ADS represents one ordinary share. The Company will not receive any proceeds from the resale of ADSs by Lincoln Park, however, assuming that the Company sells the full amount of its ordinary shares represented by ADSs to Lincoln Park, under the Purchase Agreement the Company may receive up to $40.0 million in aggregate proceeds.

Executive Management Agreement

On August 2, 2022, the Company announced the appointment of a new Chief Executive Officer (“CEO”). The CEO is expected to join the Company within the next six months and will be granted warrants to purchase 50,000 of the Company’s ordinary shares with DKK 1 nominal value. The warrants granted to the CEO will have an exercise price equal to the fair market value of the Company’s ordinary shares represented by ADSs on the date of grant thereof, which will be the start date of the CEO’s employment with the Company.